

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

July 2, 2008

Mark Klein
President and Chief Executive
Skins Inc.
1115 Broadway, 12th Floor
New York, NY 10010

> **Re: Skins Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed June 13, 2008**
> **File No. 333-150438**

Dear Mr. Klein:

We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 45

1.   We note your response to comment 13 of our previous letter. We note you list 27,608,724 shares of common stock registered for sale in the table on page 48. This is not consistent with the 28,608,724 shares listed in the fee table. Please revise or advise.

* * * * *

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. In your response, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Dana Brown at (202) 551-3859 or David Link at (202) 551-3356 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Thomas J. Poletti, Esq.
        Fax: (310) 552-5001